UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Benefytt Technologies, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

08182C106

(CUSIP Number)

VOSS CAPITAL, LLC

3773 Richmond Avenue, Suite 500

Houston, Texas 77046

(212) 721-0494

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 24, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08182C106

1	NAME OF REPORTING PERSON

VOSS VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		607,400*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

607,400*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

607,400*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%*
14	TYPE OF REPORTING PERSON

PN

* Includes 7,400 Shares underlying certain call options exercisable within sixty days hereof.

2

CUSIP No. 08182C106

1	NAME OF REPORTING PERSON

VOSS ADVISORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		607,400*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

607,400*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

607,400*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%*
14	TYPE OF REPORTING PERSON

PN

* Includes 7,400 Shares underlying certain call options exercisable within sixty days hereof.

3

CUSIP No. 08182C106

1	NAME OF REPORTING PERSON

VOSS ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		607,400*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

607,400*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

607,400*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%*
14	TYPE OF REPORTING PERSON

OO

* Includes 7,400 Shares underlying certain call options exercisable within sixty days hereof.

4

CUSIP No. 08182C106

1	NAME OF REPORTING PERSON

VOSS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,053,025*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,053,025*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,053,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%*
14	TYPE OF REPORTING PERSON

OO

* Includes 7,400 Shares underlying certain call options exercisable within sixty days hereof.

5

CUSIP No. 08182C106

1	NAME OF REPORTING PERSON

TRAVIS W. COCKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,053,025*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,053,025*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,053,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%*
14	TYPE OF REPORTING PERSON

IN

* Includes 7,400 Shares underlying certain call options exercisable within sixty days hereof.

6

CUSIP No. 08182C106

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Class A Common Stock, $0.001 par value per share (the “Shares”), of Benefytt Technologies, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3450 Buschwood Park Dr., Suite 200, Tampa, Florida 33618.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Voss Value Fund and held in the Voss Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 600,000 Shares beneficially owned by Voss Value Fund is approximately $12,603,241, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 7,400 Shares that may be deemed to be beneficially owned by Voss Value Fund, as further described in Item 6 below, is approximately $59,034, excluding brokerage commissions. The aggregate purchase price of the 445,625 Shares held in the Voss Managed Account is approximately $9,200,236, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 13,203,527 Shares outstanding as of March 30, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on April 17, 2020.

A.	Voss Value Fund
(a)	As of the close of business on April 28, 2020, Voss Value Fund beneficially owned 607,400 Shares, including 7,400 Shares underlying certain call options.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 607,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 607,400
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Voss Value Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
7

CUSIP No. 08182C106

B.	Voss Advisors
(a)	Voss Advisors, as the general partner of Voss Value Fund, may be deemed the beneficial owner of the 607,400 Shares owned by Voss Value Fund.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 607,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 607,400
4. Shared power to dispose or direct the disposition: 0
(c)	Voss Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Voss Value Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Voss GP
(a)	Voss GP, as the general partner of Voss Advisors, may be deemed the beneficial owner of the 607,400 Shares owned by Voss Value Fund.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 607,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 607,400
4. Shared power to dispose or direct the disposition: 0
(c)	Voss GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Voss Value Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Voss Capital
(a)

As of the close of business on April 28, 2020, 445,625 Shares were held in the Voss Managed Account. Voss Capital, as the investment manager of Voss Value Fund, may be deemed to beneficially own the 607,400 Shares owned by Voss Value Fund.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 1,053,025
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,053,025
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Voss Capital through the Voss Managed Account and on behalf of Voss Value Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
8

CUSIP No. 08182C106

E.	Mr. Cocke
(a)

Mr. Cocke, as the managing member of each of Voss GP and Voss Capital, may be deemed the beneficial owner of the (i) 607,400 Shares owned by Voss Value Fund and (ii) 445,625 Shares held in the Voss Managed Account.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 1,053,025
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,053,025
4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Cocke has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Voss Value Fund and through the Voss Managed Account since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously disclosed, Voss Value Fund purchased exchange-listed American-style call options referencing an aggregate of 10,000 Shares, which have an exercise price of $10 and expire on May 15, 2020. As further detailed in Schedule A, Voss Value Fund sold certain of such call options referencing an aggregate of 4,600 Shares. As of the close of business on April 28, 2020, Voss Value Fund has exposure to the remaining call options referencing an aggregate of 5,400 Shares.

As previously disclosed, Voss Value Fund purchased exchange-listed American-style call options referencing an aggregate of 5,000 Shares, which have an exercise price of $10 and expire on January 21, 2022. As further detailed in Schedule A, Voss Value Fund sold certain of such call options referencing an aggregate of 3,000 Shares. As of the close of business on April 28, 2020, Voss Value Fund has exposure to the remaining call options referencing an aggregate of 2,000 Shares.

All transactions with respect to securities of the Issuer as reported on Schedule A are incorporated herein by reference.

9

CUSIP No. 08182C106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2020

Voss Value Fund, L.P.

By:	Voss Capital, LLC Investment Manager

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

Voss Advisors, LP

By:	Voss Advisors GP, LLC General Partner

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

Voss Advisors GP, LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

Voss Capital LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

/s/ Travis W. Cocke
Travis W. Cocke

10

CUSIP No. 08182C106

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VOSS VALUE FUND, L.P.

Purchase of May 2020 Call Option ($29 Strike Price)[1]*	5,000	4.7000	03/05/2020
Purchase of May 2020 Call Option ($22 Strike Price)1*	5,000	8.6000	03/05/2020
Purchase of May 2020 Call Option ($18 Strike Price)1*	7,800	12.2590	03/05/2020
Purchase of January 2021 Call Option ($15 Strike Price)[2] *	7,500	16.3000	03/05/2020
Purchase of January 2021 Call Option ($20 Strike Price)2*	10,000	12.1000	03/05/2020
Sale of January 2022 Put Option ($22 Strike Price)[3] +	(10,000)	7.7000	03/05/2020
Sale of January 2022 Put Option ($20 Strike Price)3 +	(10,000)	6.5000	03/05/2020
Sale of August 2020 Call Option ($27 Strike Price)[4] +	(5,000)	6.5000	03/11/2020
Sale of January 2021 Call Option ($30 Strike Price)2+	(10,000)	6.0000	03/11/2020
Purchase of May 2020 Call Option ($29 Strike Price)1*	5,000	3.3000	03/12/2020
Purchase of August 2020 Call Option ($24 Strike Price)4*	5,000	6.5000	03/12/2020
Purchase of August 2020 Call Option ($25 Strike Price)4*	10,000	6.3000	03/12/2020
Purchase of May 2020 Call Option ($19 Strike Price)1*	10,000	8.0000	03/12/2020
Purchase of May 2020 Call Option ($18 Strike Price)1*	10,000	9.0000	03/12/2020
Purchase of Class A Common Stock	10,000	22.8199	03/13/2020
Purchase of May 2020 Call Option ($30 Strike Price)1*	10,000	3.3000	03/13/2020
Purchase of May 2020 Call Option ($17 Strike Price)1*	10,000	9.3000	03/13/2020
Purchase of January 2021 Call Option ($20 Strike Price)2*	10,000	10.5000	03/13/2020
Purchase of August 2020 Call Option ($31 Strike Price)4*	10,000	4.4000	03/13/2020
Purchase of August 2020 Put Option ($25 Strike Price)[5] *	2,500	11.0000	03/16/2020
Purchase of May 2020 Put Option ($15 Strike Price)[6] *	10,000	3.2000	03/16/2020
Sale of January 2021 Call Option ($20 Strike Price)2+	(10,000)	6.5000	03/16/2020
Purchase of January 2021 Put Option ($25 Strike Price)[7]*	10,000	9.0000	03/16/2020
Sale of Class A Common Stock	(5,000)	25.3000	03/18/2020
Purchase of May 2020 Put Option ($19 Strike Price)6*	10,000	4.5000	03/18/2020
Sale of Class A Common Stock	(14,200)	22.9324	03/18/2020
Purchase of January 2021 Put Option ($15 Strike Price)7*	2,500	5.5000	03/19/2020
Sale of Class A Common Stock	(2,928)	19.9900	03/19/2020
Purchase of August 2020 Put Option ($23 Strike Price)5*	10,000	9.5000	03/19/2020
Purchase of January 2021 Put Option ($20 Strike Price)7*	10,000	9.0000	03/19/2020
Purchase of May 2020 Put Option ($25 Strike Price)6*	10,000	8.5000	03/19/2020
Purchase of August 2020 Put Option ($25 Strike Price)5*	2,500	10.2000	03/20/2020
Purchase of May 2020 Put Option ($22 Strike Price)6*	10,000	6.4000	03/20/2020
Sale of August 2020 Call Option ($16 Strike Price)4+	(10,000)	4.9000	03/23/2020
Sale of Class A Common Stock	(5,005)	18.6980	03/24/2020
Purchase of August 2020 Call Option ($30 Strike Price)4*	10,000	2.2500	03/24/2020
Purchase of May 2020 Call Option ($32 Strike Price)1*	10,000	0.9000	03/24/2020
Purchase of January 2021 Call Option ($20 Strike Price)2*	600	7.5000	03/25/2020
Purchase of January 2021 Call Option ($25 Strike Price)2*	6,200	7.0000	03/25/2020
Purchase of January 2021 Call Option ($22 Strike Price)2*	10,000	7.5000	03/25/2020
Purchase of January 2021 Call Option ($18 Strike Price)2*	10,000	8.5000	03/25/2020
Sale of Class A Common Stock	(9,100)	20.1795	03/25/2020
Purchase of August 2020 Put Option ($25 Strike Price)5*	5,000	7.5000	03/31/2020
Purchase of January 2021 Put Option ($22 Strike Price)7*	10,000	8.0000	03/31/2020
Purchase of January 2021 Put Option ($15 Strike Price)7*	7,500	4.5000	04/06/2020
Purchase of January 2021 Call Option ($35 Strike Price)2*	1,200	2.6500	04/16/2020
Purchase of August 2020 Call Option ($27 Strike Price)4*	5,000	3.3000	04/16/2020
Purchase of January 2021 Call Option ($25 Strike Price)2*	10,000	5.6000	04/16/2020
Purchase of August 2020 Call Option ($29 Strike Price)4*	10,000	2.7500	04/16/2020
Purchase of January 2021 Call Option ($35 Strike Price)2*	10,000	3.7000	04/17/2020
Purchase of January 2021 Call Option ($30 Strike Price)2*	12,400	4.7000	04/17/2020
Sale of Class A Common Stock	(700)	25.2700	04/17/2020
Purchase of January 2021 Call Option ($35 Strike Price)2*	1,200	3.3000	04/22/2020
Purchase of January 2022 Put Option ($25 Strike Price)3*	3,000	11.5467	04/27/2020
Purchase of May 2020 Put Option ($14 Strike Price)6*	4,600	0.2815	04/27/2020
Purchase of January 2022 Put Option ($17 Strike Price)3*	4,600	6.7348	04/27/2020
Purchase of January 2022 Put Option ($20 Strike Price)3*	4,600	8.2587	04/27/2020
Purchase of January 2021 Put Option ($13 Strike Price)7*	4,600	2.1576	04/27/2020
Purchase of January 2022 Put Option ($22 Strike Price)3*	4,600	9.5391	04/27/2020
Purchase of January 2021 Put Option ($18 Strike Price)7*	4,600	4.0609	04/27/2020
Purchase of January 2021 Call Option ($20 Strike Price)2*	11,800	10.0017	04/27/2020
Purchase of August 2020 Call Option ($16 Strike Price)4*	4,600	11.1022	04/27/2020
Purchase of January 2022 Call Option ($25 Strike Price)8*	4,600	10.6565	04/27/2020
Purchase of January 2021 Call Option ($35 Strike Price)2*	6,500	4.3892	04/27/2020
Purchase of January 2021 Put Option ($10 Strike Price)7*	4,600	1.3630	04/27/2020
Purchase of January 2021 Put Option ($25 Strike Price)7*	4,600	7.7565	04/27/2020
Purchase of January 2021 Call Option ($18 Strike Price)2*	4,600	11.2087	04/27/2020
Purchase of January 2021 Put Option ($8 Strike Price)7*	1,500	1.0400	04/27/2020
Sale of May 2020 Call Option ($29 Strike Price)[1]	(4,600)	14.7500	04/27/2020
Sale of January 2022 Call Option ($10 Strike Price)[8]	(3,000)	16.5200	04/27/2020
Sale of Class A Common Stock	(4,200)	24.1100	04/28/2020
Purchase of January 2021 Put Option ($18 Strike Price)7*	5,400	4.2944	04/28/2020
Purchase of January 2021 Call Option ($35 Strike Price)2*	7,200	3.5431	04/28/2020
Purchase of January 2022 Put Option ($17 Strike Price)3*	5,400	6.9907	04/28/2020
Purchase of January 2021 Put Option ($25 Strike Price)7*	5,400	8.0648	04/28/2020
Purchase of January 2022 Put Option ($20 Strike Price)3*	5,400	8.5463	04/28/2020
Purchase of January 2021 Put Option ($13 Strike Price)7*	5,400	2.3000	04/28/2020
Purchase of January 2022 Put Option ($25 Strike Price)3*	3,100	12.2806	04/28/2020
Purchase of January 2021 Call Option ($18 Strike Price)2*	5,400	10.0630	04/28/2020
Purchase of January 2022 Put Option ($22 Strike Price)3*	5,400	10.2148	04/28/2020
Purchase of May 2020 Put Option ($14 Strike Price)6*	5,400	0.2009	04/28/2020
Purchase of January 2022 Call Option ($25 Strike Price)8*	5,400	10.1185	04/28/2020
Purchase of January 2021 Call Option ($20 Strike Price)2*	12,600	9.0857	04/28/2020
Purchase of January 2021 Put Option ($10 Strike Price)7*	5,400	1.3574	04/28/2020
Purchase of January 2021 Put Option ($8 Strike Price)7*	300	0.9500	04/28/2020
Purchase of August 2020 Call Option ($16 Strike Price)4*	5,400	9.8148	04/28/2020

CUSIP No. 08182C106

VOSS CAPITAL, LLC
(Through the Voss Managed Account)

Purchase of Class A Common Stock	3,500	27.9636	03/09/2020
Purchase of Class A Common Stock	52,500	22.3386	03/13/2020
Purchase of Class A Common Stock	1,000	22.6145	03/16/2020
Sale of Class A Common Stock	(1,933)	19.6789	03/19/2020
Sale of Class A Common Stock	(16,800)	21.7471	03/25/2020
Purchase of Class A Common Stock	6,000	21.8512	03/26/2020
Sale of Class A Common Stock	(9,568)	21.1447	03/26/2020
Sale of August 2020 Call Option ($25 Strike Price)4+	(10,000)	3.5000	04/07/2020
Sale of August 2020 Call Option ($21 Strike Price)4+	(10,000)	4.5000	04/07/2020
Sale of Class A Common Stock	(19,223)	21.1803	04/07/2020
Sale of Class A Common Stock	(4,975)	21.0374	04/08/2020
Sale of November 2020 Call Option ($25 Strike Price)[9] +	(10,000)	4.3000	04/08/2020
Sale of November 2020 Call Option ($25 Strike Price)8+	(600)	4.2000	04/09/2020
Sale of November 2020 Call Option ($20 Strike Price)8+	(600)	6.0000	04/09/2020
Sale of Class A Common Stock	(500)	21.5170	04/09/2020
Sale of July 2020 Call Option ($20 Strike Price)[10] +	(10,000)	4.0000	04/09/2020
Sale of August 2020 Call Option ($20 Strike Price)4+	(10,000)	4.5000	04/09/2020
Sale of Class A Common Stock	(11,200)	22.6369	04/16/2020
Sale of Class A Common Stock	(1,900)	25.4100	04/17/2020
Sale of Class A Common Stock	(5,300)	24.8790	04/20/2020
Sale of Class A Common Stock	(1,000)	23.3495	04/21/2020
Sale of Class A Common Stock	(2,700)	24.0344	04/22/2020
Sale of Class A Common Stock	(3,800)	24.4029	04/23/2020
Sale of Class A Common Stock	(5,600)	24.3998	04/24/2020
Sale of Class A Common Stock	(5,944)	23.9001	04/27/2020
Sale of Class A Common Stock	(900)	24.1211	04/28/2020
Sale of Class A Common Stock	(1,600)	24.1088	04/28/2020

1 Represents shares underlying exchange-listed American-style call options. These call options expire on May 15, 2020.

2 Represents shares underlying exchange-listed American-style call options. These call options expire on January 15, 2021.

3 Represents shares underlying exchange-listed American-style put options. These put options expire on January 21, 2022.

4 Represents shares underlying exchange-listed American-style call options. These call options expire on August 21, 2020.

5 Represents shares underlying exchange-listed American-style put options. These put options expire on August 21, 2020.

6 Represents shares underlying exchange-listed American-style put options. These put options expire on May 15, 2020.

7 Represents shares underlying exchange-listed American-style put options. These put options expire on January 15, 2021.

8 Represents shares underlying exchange-listed American-style call options. These call options expire on January 21, 2022.

9 Represents shares underlying exchange-listed American-style call options. These call options expire on November 20, 2020.

10 Represents shares underlying exchange-listed American-style call options. These call options expire on July 17, 2020.

* Represents a purchase to cover a short position.

+ Represents a short sale.